UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. _5_)*

                         ACCEL International Corporation
    -----------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $0.10 per share
    ---------------------------------------------------------------------
                          (Title of Class of Securities)

                                  004299 10 3
                  ----------------------------------------------
                                 (CUSIP Number)

                        William H. Cuddy, Esq. (860) 275-0100
                                Day, Berry & Howard
                    CityPlace I, Hartford, Connecticut 06103-3499
------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                   April 17, December 15, and December 28, 1995
                  ----------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages.
Page 1 of 33 Pages

                                 SCHEDULE 13D

CUSIP NO. __ 004299 10 3__                              Page 2 of 33 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     American Ranger, Inc.
     52-1488240___________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /
                                                                     (b)/X/

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     Not Applicable________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware __________________________________________________________

          7    SOLE VOTING POWER
               812,842 shares (see Row 11 below)
 NUMBER OF
  SHARES  8    SHARED VOTING POWER
BENEFICIALLY   0 shares (see Row 11 below)
 OWNED BY
   EACH   9    SOLE DISPOSITIVE POWER
 REPORTING     812,842 shares (see Row 11 below)
  PERSON
   WITH   10   SHARE DISPOSITIVE POWER
               0 shares (see Row 11 below)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     812,842 shares to the extent that the reporting person may be deemed to have sole voting and dispositive power with respect to 812,842 shares temporarily loaned to it by Chase Insurance Holdings Corporation ("CIHC") as described herein. In addition, the reporting person may be deemed to share voting or dispositive power with respect to other shares owned by CIHC by reason of the affiliations described herein.

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*
                                                                       /X/

     ______________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
     18.3% (see Row 11 above)____________________________________

14   TYPE OF REPORTING PERSON*

     CO, HC_____________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. __ 004299 10 3__                              Page 3 of 33 Pages


                           AMENDMENT NO. 5 TO STATEMENT ON SCHEDULE 13D


        American Ranger, Inc. hereby amends and restates, as required by Regulation 13d-2(c), its statement on Schedule 13D dated February 15, 1991 (the "Schedule 13D"), as amended by Amendment No. 1 thereto, dated December 1, 1992, and Amendment No. 2 thereto, dated February 26, 1993, and Amendment No. 3 thereto, dated December 29, 1993, and Amendment No. 4 thereto, dated February 3, 1995, with respect to the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL International Corporation ("ACCEL").

Item 1. Security and Issuer.

        The class of equity securities to which this Statement relates is the common stock, par value $0.10 per share (the "Common Stock") of ACCEL International Corporation ("ACCEL"), a Delaware corporation, whose principal executive offices are located at 475 Metro Place, North Dublin, Ohio 13017.

Item 2. Identity and Background.

        (a) - (c)  Name:  American Ranger, Inc. (the "reporting person")

               Residence or Business Address:

               One Commercial Plaza
               Hartford, Connecticut 06103

               Present Principal Occupation or Employment:

        The reporting person is a holding company which invests in marketable and other securities. D. T. Chase Enterprises, Inc. ("DTCE"), a holding company which invests in marketable and other securities, owns 100% of the common stock of the reporting person. The reporting person has a wholly-owned subsidiary, Chase Insurance Holdings Corporation ("CIHC"), which invests in marketable and other securities. DTCE and CIHC are described further in Item 6 below.

        The information required by subsections (a) through (c) of this Item 2 with respect to the executive officers and directors of the reporting person as of the date hereof is incorporated herein by reference to such information in Exhibit A filed herewith.

CUSIP NO. __ 004299 10 3__                              Page 4 of 33 Pages

        (d) During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the executive officers or directors of the reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has it, as a result of any such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the past five years, none of the executive officers or directors of the reporting person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor has any of them, as a result of any such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Citizenship: The reporting person is a Delaware corporation. Each of the executive officers and directors of the reporting person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

        On December 29, 1993, in accordance with a Share Purchase Agreement dated December 23, 1993 among the reporting person, CIHC and Fairfax Financial Holdings Limited ("Fairfax"), providing for the sale by CIHC to Fairfax of all of the capital stock of Ranger Insurance Company ("Ranger"), CIHC purchased 1,823,454 shares of Common Stock from Ranger. (Ranger had previously reported its ownership of these shares on a Statement on Schedule 13D, and the reporting person and CIHC had also previously reported their relationship to Ranger and these shares on Statements on Schedule 13D. On March 17, 1993, DTCE acquired all of the issued and outstanding capital stock of the reporting person.) Ranger sold the 1,823,454 shares of Common Stock to CIHC in partial consideration of a non-interest bearing demand promissory note in the principal amount of $72,443,515, payable on the earlier of the Closing Date of the sale of Ranger's capital stock to Fairfax and January 31, 1994. In order to secure this note, CIHC collaterally assigned and transferred and granted to Ranger a security interest in the 1,823,454 shares of Common Stock along with other investments. On January 6, 1994, CIHC sold the capital stock of Ranger to an affiliate of Fairfax, and the promissory note was paid and the collateral assignment and security agreement ceased to be effective. (As of that date the Stock Purchase Agreement and Ranger's agreement on voting a portion of the 1,823,454 shares of Common Stock referred to in previous statements on Schedule 13D were also terminated.) On January 1, 1994, Ranger sold $606,000 principal amount of Redeemable Subordinated Notes due July 31, 2000 of ACCEL to CIHC

CUSIP NO. __ 004299 10 3__                              Page 5 of 33 Pages

pursuant to a Note Purchase and Security Agreement in consideration of a promissory note of CIHC in the principal amount of $606,000, which CIHC secured by granting Ranger a security interest in 150,000 shares of Common Stock. On December 29, 1995, CIHC repaid the $606,000 note to Ranger in full and the pledged shares were returned.

        On January 6, 1994, CIHC pledged 1,673,454 shares of Common Stock to Delaware National Investments Limited Partnership ("Delaware National"), an affiliate of DTCE, to secure revolving loans. Delaware National released the 1,673,454 shares of Common Stock pledged to it on June 30, 1994, at which time CIHC loaned 812,842 shares of Common Stock (the "Borrowed Securities") to the reporting person, pursuant to a letter agreement (the "Letter Agreement") dated June 30, 1994 between the reporting person and CIHC (the "Lender"). In exchange for the Lender lending the Borrowed Securities, the reporting person has agreed to pay the Lender quarterly a service fee (the "Service Fee") equal to six percent (6%) per annum of the average monthly market value of the Borrowed Securities pro rated over the number of days the Letter Agreement is in effect. The reporting person intends to use working capital to pay the Service Fee.

Item 4. Purpose of Transaction.

        The reporting person has acquired the Borrowed Securities to provide additional collateral for a working capital loan as described in greater detail in Item 6. To the best knowledge of the reporting person, CIHC is holding the 1,351,454 shares of Common Stock it owns of record for purposes of investment. Based on each of the reporting person's and CIHC's ongoing evaluation of the business, prospects and financial condition of ACCEL, the market for and price of the Common Stock, other opportunities available to it, offers for its shares of Common Stock, general economic conditions and other future developments, the reporting person and/or CIHC may decide to sell or seek the sale of all or part of its present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock either in the open market, in private transactions, or by any other permissible means.

        Other than the above, as of the date hereof, neither the reporting person nor, to the best knowledge of the reporting person, CIHC has any plans or proposals that relate to or would result in any of the following:

               (a) The acquisition by any person of additional securities of ACCEL, or the disposition of securities of ACCEL;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ACCEL or any of its subsidiaries;

CUSIP NO. __ 004299 10 3__                              Page 6 of 33 Pages

               (c) A sale or transfer of a material amount of assets of ACCEL or of any of its subsidiaries;

               (d) Any change in the present board of directors or management of ACCEL, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) Any material change in the present capitalization or dividend policy of ACCEL;

               (f) Any other material change in ACCEL's business or corporate structure;

               (g) Changes in ACCEL's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ACCEL by any person;

               (h) Causing a class of securities of ACCEL to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of ACCEL becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

               (j)     Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

        (a)(i) As of the date hereof, the reporting person may be deemed to beneficially own the 812,842 shares of Common Stock, or 18.3% of the 4,446,432 shares of Common Stock outstanding as of October 31, 1995, it borrowed pursuant to the Letter Agreement. As of the date hereof, CIHC owns of record and beneficially 1,351,454 shares of Common Stock, or 30.4% of the 4,446,432 shares of Common Stock outstanding as of October 31, 1995, except to the extent that it may be deemed to have transferred beneficial ownership of the Borrowed Securities to ARI.

        (ii) In accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that it is, for the purposes of Section 13(d) or
Section 13(g) of the Exchange Act, the beneficial owner of any of the (i) 2,140 shares of Common Stock, or less than 0.1% of the shares of Common Stock

CUSIP NO. __ 004299 10 3__                              Page 7 of 33 Pages

outstanding as of October 31, 1995, owned by Sandra M. Chase, the spouse of Arnold L. Chase or (ii) 382,000 shares of Common Stock, or 8.6% of the shares of Common Stock outstanding as of October 31, 1995, owned by Rhoda Chase, the spouse of David T. Chase.

        (b) As described in greater detail herein in Item 6, the reporting person has the sole power to vote, direct the voting of, dispose of, or direct the disposition of, the Borrowed Securities during the term of the Letter Agreement. The reporting person has no power to vote, direct the voting of, dispose of, or direct the disposition of, the remaining 538,612 shares of Common Stock owned by CIHC, except to the extent that the reporting person shares voting or dispositive power with respect to such shares with DTCE and CIHC by reason of the affiliations described herein.

        (c) Besides the following transaction, no transactions occurred during the past sixty days:

                                  Price     Number    Where and How
            Character of           Per        of     Transaction Was
Date        Transaction           Share     Shares      Effected

4/17/95     Disposition by CICH   $2.00      210,000   Private Sale

12/15/95    Disposition by CICH   $2.50      125,000   Private Sale

12/28/95    Disposition by CICH   $2.375      47,000   Private Sale

        (d) As described in greater detail herein in Item 6, CIHC may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Borrowed Securities during the term of the Letter Agreement.

        (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        David T. Chase, his son, Arnold L. Chase, and his daughter, Cheryl Chase Freedman, are the directors and executive officers of the reporting person, the directors and three of the executive officers of DTCE and the directors and executive officers of CIHC. All of the outstanding stock of DTCE is owned by David T. Chase (33.95%), Rhoda L. Chase (2.21%), Arnold L. Chase

CUSIP NO. __ 004299 10 3__                              Page 8 of 33 Pages

(9.34%), Cheryl Chase Freedman (14.74%), five trusts for the benefit of Arnold
L. Chase's children and two trusts for the benefit of Arnold L. Chase, his spouse and/or his children of which Stanley N. Bergman and Arnold L. Chase are co-trustees (20.15% in the aggregate), and five trusts for the benefit of Cheryl Chase Freedman's children and two trusts for the benefit of Cheryl Chase Freedman, her spouse and/or her children of which Stanley N. Bergman and Cheryl Chase Freedman are co-trustees (19.61% in the aggregate).

        The reporting person has borrowed the Borrowed Securities from the Lender pursuant to the Letter Agreement. Under the terms of the Letter Agreement, the reporting person has full use of the Borrowed Securities, including the right to sell, pledge or otherwise transfer or encumber the Borrowed Securities, until termination of the Letter Agreement. In exchange for use of the Borrowed Securities, the reporting person is to pay the Lender the Service Fee for the use of the Borrowed Securities. In addition, the reporting person is to pay to the Lender any cash dividends or distributions declared by ACCEL on the Common Stock during the term of the Letter Agreement. Upon the termination of the Letter Agreement, the reporting person is to deliver to the Lender securities that are identical in kind and amount to the Borrowed Securities and including all dividends and distributions in the form of stock, rights, warrants or other securities which ACCEL makes during the term of the Letter Agreement. The Letter Agreement is to terminate January 15, 1997 unless terminated sooner by one of the parties pursuant to the terms of the Letter Agreement.

        As of December 22, 1995, the reporting person had pledged 562,842 shares of the Borrowed Securities to Advest Bank to secure a working capital loan. Under the terms of the Amended and Restated Loan, Security and Pledge Agreement, the number of shares of Common Stock required to be pledged varies depending upon the outstanding principal amount of the note and market value of the Common Stock.

        Other than the foregoing and the pledges and Note Purchase and Security Agreement referred to in Item 3, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any other person with respect to any securities of ACCEL including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        The reporting person has not agreed to act together with any of the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5(b)(1) adopted thereunder.

CUSIP NO. __ 004299 10 3__                              Page 9 of 33 Pages

Item 7. Material to be Filed as Exhibits.

        A.   Identity and Background of Executive
             Officers and Directors.............................Page 11

        B.   Stock Loan Agreement Dated June 30, 1994...........Page 12

        C.   Amended and Restated Loan, Security and
	     Pledge Agreement dated as of June 30, 1994.........Page 15

        D.   Stock Purchase Agreement Dated December 29, 1993...Previously Filed

        E.   Non-Interest Bearing Promissory Note
             Dated December 29, 1993............................Previously Filed

        F.   Collateral Assignment and Security Agreement
             Dated as of December 30, 1993......................Previously Filed

        G.   Note Purchase and Security Agreement
             Dated January 1, 1994..............................Previously Filed

        H.   Promissory Note Dated January 1, 1994..............Previously Filed

        I.   Revolving Loan Note (Secured)
             Dated as of January 6, 1994........................Previously Filed

        J.   Loan and Security Agreement
             Dated as of January 6, 1994........................Previously Filed

CUSIP NO. __ 004299 10 3__                              Page 10 of 33 Pages


                                             SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.

Date:   January 5, 1996              American Ranger, Inc.



                                      By /s/Cheryl Chase Freedman
                                      Name:  Cheryl Chase Freedman
                                      Title: Executive Vice President

CUSIP NO. __ 004299 10 3__                              Page 11 of 33 Pages


                                                                EXHIBIT A
                                      IDENTITY AND BACKGROUND OF DIRECTORS AND EXECUTIVE OFFICERS
                                                                   OF
                                                         AMERICAN RANGER, INC.


                                                                               Aggregate #    Percentage
                                                            Titles At           of Shares of   of Common
               Residence or        Principal Occupation     American              Common          Stock
Name           Business Address        or Employment        Ranger, Inc.        Stock Owned       Owned

David          c/o Chase             Chairman of the        Chairman of the    382,000*         8.6%*
T.             Enterprises           Board of               Board of
Chase          One Commercial        Directors and          Directors,
               Plaza                 President,             President and
               Hartford, CT          Chase                  Treasurer
               06103                 Enterprises
Cheryl         c/o Chase             Executive Vice         Director,             None               0
Chase          Enterprises           President,             Executive Vice
Freedman       One Commercial        Chase                  President and
               Plaza                 Enterprises            Secretary
               Hartford, CT
               06103
Arnold         c/o Chase             Executive Vice         Director,             None	             0
L.             Enterprises           President,             Executive
Chase          One Commercial        Chase                  Vice President
               Plaza                 Enterprises
               Hartford, CT
               06103



* Share held by spouse with respect to which David T. Chase disclaims beneficial ownership.

CUSIP NO. __ 004299 10 3__                              Page 12 of 33 Pages



                                             EXHIBIT B



 CHASE INSURANCE HOLDINGS CORPORATION
 C/O CHASE ENTERPRISES, ONE COMMERCIAL PLAZA
 HARTFORD, CT  06103


                                                     June 30, 1994

American Ranger, Inc.
C/O Chase Enterprises
One Commercial Plaza
Hartford, CT  06103

Re:  Loan of Common Stock of ACCEL International Corporation

        This letter will set forth and confirm the agreement entered into between American Ranger, Inc. ("Borrower") and Chase Insurance Holdings Corporation ("Lender") regarding shares of common stock of ACCEL International Corporation (the "Company").

        1. Lender hereby confirms that it has loaned to Borrower 812,842 shares of the common stock, no par value of the company ("Borrowed Securities").

        2. Until this Agreement is terminated, Borrower shall have the full use of the Borrowed Securities including the right to sell, pledge or otherwise transfer or encumber such securities to others.

        3. Upon the termination of this Agreement, Borrower shall deliver to Lender securities identical in kind and amount to the Borrowed Securities and including all dividends and distributions in the form of stock, rights, warrants or other securities which the Company has made during the term of this Agreement with respect to the Borrowed Securities. During the term of this agreement and from time to time but in no event later than ten (10) days after the date of any distributions, Borrower shall pay over to Lender in cash the amount of any cash dividends or distributions made by the Company respecting the Borrowed Securities. In the event of a recapitalization, stock split or other exchange by the Company with respect to the Borrowed Securities, the exchanged or newly issued shares shall be deemed identical in kind to the Borrowed Securities.

CUSIP NO. __ 004299 10 3__                              Page 13 of 33 Pages

        4. Borrower agrees to pay Lender a service fee for the use of the Borrowed Securities. The service fee shall be six percent (6%) per annum of the average monthly market value of the Borrowed Securities pro rated over the number of days this Agreement is in effect. Such fee shall be due and payable quarterly on the fifteenth (15th) day of each July, October, January and April for which this Agreement is in effect.

        5. Upon demand, Borrower will secure its obligations under this agreement by delivering the Lender marketable securities, or other property having a market value of at least one hundred and five percent (105%) of the market value of the Borrowed Securities. Such transfer of property as security shall be accompanied by such instruments and documents as shall be adequate to provide Lender with a good and valid security interest therein. The said security interest shall give Borrower the right to substitute collateral. Except in the event of default by Borrower, Lender shall not have any right to sell or otherwise dispose of the collateral.

        6. Lender and Borrower agree that the loan of the Borrowed Securities shall not reduce Lender's risk of loss or opportunity for gain respecting the Borrowed Securities.

        7. Borrower and Lender agree that they shall maintain their respective books and records with respect to the Borrowed Securities to reflect the transfer of said securities under this Agreement; to record any obligation that may arise with respect to any dividends or distributions respecting the Borrowed Securities which may be made by the Company; to record the transfer of any property or cash in satisfaction of any dividend or distribution obligation; and to record the transfer of stock in whole or partial satisfaction of the obligation respecting return of the Borrowed Securities. Borrower and Lender further agree that they will, upon reasonable request, confirm to the other or any auditors of the other their respective obligations with respect to the Borrowed Securities. The obligation hereunder regarding the records of the parties shall also apply with respect to any collateral which may be transferred to secure Borrower's obligation.

        8. Unless otherwise sooner terminated as herein provided, this Agreement shall terminate on January 15, 1997. Borrower reserves the right to terminate this Agreement by return of the Borrowed Securities upon two (2) days' notice to Lender. Such right of termination shall be exercisable in whole or in part. Lender reserves the right to terminate this agreement on written notice to Borrower of five (5) business days, at which time Borrower shall fulfill its obligations to Lender as provided in paragraph 3 hereof.

CUSIP NO. __ 004299 10 3__                              Page 14 of 33 Pages

        9. This Agreement shall be binding upon the respective successors and assigns of Lender and Borrower.

        Please confirm that the foregoing sets forth our understanding regarding the Borrowed Securities by signature below.

                                      Very truly yours,

                                      Chase Insurance Holdings Corporation


                                      /s/ Cheryl Chase Freedman
                                      Cheryl Chase Freedman
                                      Executive Vice President

THE FOREGOING IS HEREBY
CONFIRMED AND AGREED TO:
BY: American Ranger, Inc.



Cheryl Chase Freedman
Executive Vice President

CUSIP NO. __ 004299 10 3__                              Page 15 of 33 Pages


                                                      EXHIBIT C
                     AMENDED AND RESTATED LOAN, SECURITY AND PLEDGE AGREEMENT


               AMENDED AND RESTATED LOAN, SECURITY AND PLEDGE
AGREEMENT, dated as of June 30, 1994, between AMERICAN RANGER, INC., a Delaware corporation having offices at One Commercial Plaza, Hartford, Connecticut 06103 (the "Borrower"), and ADVEST BANK, a savings bank formed under the laws of the State of Connecticut having an office at One Commercial Plaza, Hartford, Connecticut 06103 ("Bank").

                                         R E C I T A L S:

               Bank loaned to Borrower the sum of $3,500,000 (the "Loan") which is currently evidenced by a certain Amended and Restated Note, dated as of March 31, 1992, from Borrower to Bank in the original principal amount of $3,500,000 (the "Old Note") and is secured by a certain Security and Pledge Agreement, dated as of March 31, 1992 (the "Old Security Agreement"), between Borrower and Bank. The Loan is the subject of a certain Term Loan Agreement, dated as of August 26, 1987, between Borrower and Bank, as amended by Comprehensive Amendment No. 1 to Term Loan Agreement and Amended and
Restated Note, dated as of March 31, 1992 (the Term Loan Agreement as so amended, the "Old Loan Agreement").

               As of the date hereof, the outstanding principal balance of the Old Note is $2,025,000. The parties desire to amend and restate the Old Loan Agreement and the Old Security Agreement in their entirety to reflect (a) the substitution of a new Amended and Restated Note, dated as of June 30, 1994 (the "Amended Note") from Borrower to Bank in the principal amount of $2,025,000 in substitution for the Old Note, and (b) the modification of the Old Loan Agreement and the Old Security Agreement to reflect the addition and release of certain collateral and certain other changes agreed to by Borrower and Bank.

               NOW, THEREFORE, in consideration of the premises and in order to induce Bank to accept the Amended Note and extend the maturity of the Loan as provided therein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

        1. Defined Terms. As used in this Agreement, the following terms shall have the following meanings, unless the context otherwise requires:

        "ACC" shall mean American Capital Corporation, a Florida corporation and any successor thereto.

CUSIP NO. __ 004299 10 3__                              Page 16 of 33 Pages

        "Accel Stock" shall mean the common stock, par value $.l0 per share, of Accel International Corporation.

        "AESOP" shall mean the AESOP Fund, L.P., a Delaware limited partnership, and any successors thereto.

        "AESOP Unit" shall mean one unit of limited partnership interest in AESOP and all rights of Borrower as a limited partner in AESOP (including, but not limited to its rights to capital distributions and allocations) which are appurtenant thereto.

        "Agreement" shall mean this Amended and Restated Loan, Security and Pledge Agreement, as the same may be amended and in force from time to time.

        "CIHC" shall mean Chase Insurance Holding Corporation, a Delaware corporation which is a wholly owned subsidiary of Borrower.

        "Collateral" shall have the meaning set forth in Sections 2 and 4 of this Agreement; provided, however, that the term "Collateral" shall not include any portion of the Collateral with respect to which Bank shall have released its security interest.

        "Fair Market Value" has the meaning set forth in Section 10(d) of this Agreement.

        "HLO Participation" shall mean all of Borrower's right, title and interest with respect to a $7,000,000 subordinated mortgage participation in a $20,000,000 second mortgage (subject only to a $1,000,000 mortgage granted to the City of Hartford) on land owned by HLO Land Ownership Associates Limited Partnership, a Connecticut limited partnership, created pursuant to that certain Loan Participation Agreement for Subordinated Interest, dated as of December 31, 1990, between Ranger Insurance Company and Borrower (as amended through the date hereof, the "Participation Agreement"), including all of Borrower's rights under the Participation Agreement.

        "Lien" shall mean any mortgage, pledge, encumbrance, security interest, lien or charge or any kind or nature whatsoever.

        "Loan" shall have the meaning set forth in the recitals hereof.

        "Old Loan Agreement" shall have the meaning set forth in the recitals hereof.

        "Old Note" shall have the meaning set forth in the recitals hereof.

        "Old Security Agreement" shall have the meaning set forth in the recitals hereof.

CUSIP NO. __ 004299 10 3__                              Page 17 of 33 Pages

        "Obligations" shall mean all obligations of Borrower to pay to Bank amounts owed by Borrower under the Amended Note and this Agreement.

        "Payment Date" shall mean any date when a principal payment is due on the Amended Note.

        "Person" shall mean an individual, a corporation, a company, a voluntary association, a partnership, a trust, an unincorporated organization or a government or any agency, instrumentality or subdivision thereof.

        "Pledged Accel Stock" shall mean all shares of Accel Stock pledged to Bank by Borrower pursuant hereto, but shall not include any shares of Accel Stock released from the pledge to Bank pursuant to Section 10 hereof.

        "Pledged Securities" shall mean, collectively, the Pledged Accel Stock and any other securities hereafter pledged to Bank pursuant to this Agreement.

        2. Pledge and Security Interest. (a) As collateral security for the prompt and complete payment and performance when due of all of the Obligations, Borrower hereby pledges to Bank, and hereby grants to Bank a continuing security interest in, all of Borrower's right, title and interest in and to 600,000 shares of Accel Stock and all proceeds thereof (collectively, the "Collateral").

        (b) Bank hereby releases its security interest in the following collateral which was pledged to it under the Old Security Agreement, and agrees to promptly deliver to Borrower all certificates previously delivered to Bank evidencing such collateral and all stock powers delivered to Bank in connection therewith, and to file termination statements with respect to all financing statements previously filed which cover such collateral:

               (i) 250,471 shares of common stock, par value $1.00 per share, of ACC;

               (ii) 645,022 warrants to purchase common stock, par value $1.00 per share, of ACC;

               (iii) 603,258 shares of $3.75 Series A Preferred Stock of ACC, par value $1.00 per share;

               (iv) any and all other shares of capital stock or securities exchangeable for, convertible into, or representing the right to purchase, capital stock of ACC heretofore pledged to Bank by Borrower;

               (v) 450 shares of common stock of CIHC, par value $.O1 per share;

CUSIP NO. __ 004299 10 3__                              Page 18 of 33 Pages


               (vi)    91.89% of the AESOP Unit;

               (vii) 91.89% of the HLO Participation (representing a monetary interest of $6,432,300 in the ELO Participation);

               (viii) the Cash Collateral Account (as defined in the Old Security Agreement); and

               (ix)    all proceeds of the foregoing.

        3.     Representations and Warranties of Borrower.

        Borrower represents and warrants that:

               (a) Borrower is the legal and beneficial owner of, and has good and marketable title to, the Pledged Accel Stock, subject to no lien or other encumbrance whatsoever, except the Lien created by this Agreement;

               (b) Borrower has full corporate power and authority to execute and deliver this Agreement and to pledge to Bank or grant a security interest in favor of Bank, in Borrower's interest in the Collateral;

               (c) the execution, delivery and performance of this Agreement by Borrower, and the grant of a security interest in Borrower's right, title and interest to the Collateral to Bank, will not violate any provisions of any applicable law, or regulation or of any order, judgment, decree or award of any court, arbitrator or governmental authority, bureau or agency, of the certificate of incorporation or by-laws of Borrower, or of any mortgage, indenture, loan or security agreement, lease, contract, or other material agreement, instrument or undertaking to which Borrower is a party or is bound or which purports to result in the creation or imposition or any Lien on any of the assets of Borrower, except as contemplated by this Agreement;

               (d) Borrower's legal name is American Ranger, Inc., Borrower's chief executive office is located in Hartford, Connecticut, and Borrower has not changed its name or the location of its chief executive office at any time during the four months preceding the date hereof; and

               (e) upon delivery of the stock certificates representing the Pledged Accel Stock to Bank with duly endorsed stock powers therefor, this Agreement shall create a valid first lien upon, and perfected security interest in, the Pledged Accel Stock and the proceeds thereof, subject to no prior security interest, lien, charge or encumbrance.

CUSIP NO. __ 004299 10 3__                              Page 19 of 33 Pages

        4. Distributions, Etc. If, while this Agreement is in effect, Borrower shall become entitled to receive or shall receive any stock options, warrants, rights, or other securities or property, whether as a dividend on, in substitution for, or in exchange for any of the Pledged Securities, or otherwise with respect to the Pledged Securities, Borrower agrees to accept the same as Bank's agent and to hold the same on behalf of and for the benefit of Bank and to deliver any certificate evidencing the same and issued to Borrower forthwith to Bank in the exact form received, with the endorsement of Borrower where necessary or appropriate or undated stock or bond powers duly executed in blank (with signatures properly guaranteed), to be held by Bank, subject to the terms hereof as additional security for the Obligations; provided, however, that the foregoing shall not apply to any stock, stock dividends, distributions, options, warrants, rights or other similar property which Borrower receives or becomes entitled to directly or indirectly on account of any securities owned by Borrower on the date hereof which are not pledged to Bank. Any sums paid upon or in respect of the Pledged Securities upon the liquidation or dissolution of any issuer thereof and any cash dividend or cash distribution representing a return of capital or a payment of principal with respect to any Pledged Securities shall be paid over to Bank and shall be promptly applied by Bank, if Bank receives any such sums, first to pay any past due interest on the Amended Note, second to prepay the principal amount of the Amended Note and then to prepay any other outstanding Obligations. All sums of money so paid or distributed in respect of any Pledged Securities which are received by Borrower shall, until paid or delivered to Bank, be held by Borrower in trust as additional security for the Obligations. All securities described in this Section 4 shall constitute "Collateral" for all purposes of this Agreement.

        5. Cash Distributions and Dividends: Voting Rights: Interest Payments. Unless an Event of Default under this Agreement shall have occurred and be continuing, Borrower shall be entitled to receive all cash dividends or distributions (including but not limited to interest payments) paid in respect of any of the Collateral other than cash dividends or cash distributions that represent a return of capital or payment of principal, and to exercise any of Borrower's voting or other rights with respect to the Collateral and to give consents, waivers and ratifications in respect of the Collateral; provided, however that no vote shall be cast, or consent, waiver or ratification given, or action taken which at the time given Borrower, acting in good faith, should reasonably know would probably impair the value of Collateral or be inconsistent with or violate any provision of this Agreement.

        6. Rights of Bank. Bank (and its officers, directors and agents) shall not be liable for any failure to collect or realize upon the Obligations or any security or guaranty thereof, or any part thereof, or for any delay in so doing, nor shall it be under any obligation to take any action whatsoever with regard thereto. Any and all Pledged Securities held by Bank hereunder may, if an Event of Default has occurred and is continuing, without notice, be registered in the name of Bank, or its nominee, and Bank may thereafter, without notice, exercise all voting and corporate, partnership and other rights at any meeting of any issuer of any of the Pledged Securities, exercise any and all rights of conversion, exchange, subscription or any other rights,

CUSIP NO. __ 004299 10 3__                              Page 20 of 33 Pages

privileges or options pertaining to any of the Collateral as if it were the actual owner thereof, including, without limitation, the rights to exchange at its discretion any and all Pledged Securities upon the merger, consolidation, reorganization, recapitalization or other readjustment of any issuer of any of the Pledged Securities, upon the exercise by such issuer or Bank of any right, privilege or option pertaining to any of the Pledged Securities, and in connection therewith, to deposit and deliver any and all Pledged Securities with any committee, depository, transfer agent, registrar or other designated agency upon such terms and conditions as it may designate, all without liability except to account for (a) property actually received by it, and (b) any loss which is solely the result of the gross negligence or willful misconduct of Bank or its agents, but Bank shall have no duty to exercise any of the aforesaid rights, privileges or options and shall not be responsible for any failure to do so or delay in so doing and in furtherance of the foregoing Borrower hereby makes, constitutes and appoints Bank (and any duly authorized officer thereof) with full power of substitution, as its true and lawful agent and attorney-in-fact to arrange for the transfer of any of the Collateral comprised of registered securities on the books of the issuer thereof to the name of Bank or its respective nominee at any time after the occurrence and during the continuance of an Event of Default.

        7. Events of Default. The occurrence and continuance of any of the following events shall constitute an Event of Default under this Agreement:

               (a) Borrower shall fail to pay any installment of principal (whether at maturity, by reason of acceleration or otherwise) or interest on the Amended Note when due and such failure continues for a period of fifteen
(15) days;

               (b) Borrower shall fail to comply with any provisions of this Agreement and such failure shall continue uncured for a period of 30 days after the earlier of written notice of such failure from Bank or the date the Chairman or President of Borrower first has actual knowledge of such failure;

               (c) Borrower has made any representation or warranty in, or in connection with, this Agreement or the Amended Note which is false or misleading in any material respect;

               (d) Borrower makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or a decree or order appointing a receiver, custodian or trustee for it or for substantially all of its properties is entered and, if entered without its consent, remains in effect for more than 60 days; or Borrower files a voluntary petition commencing proceedings under any law relating to bankruptcy, insolvency, reorganization or other relief of debtors or any such proceeding of any involuntary nature is filed against it and is not dismissed within 60 days;

CUSIP NO. __ 004299 10 3__                              Page 21 of 33 Pages

               (e) Borrower permits any final judgment for the payment of money in excess of $150,000 to be entered against it or any writ of attachment, execution or similar process to be issued or levied against a substantial part of its property, and such judgment, writ or other process remains outstanding for more than 30 days unless discharged in full, stayed or a bond has been posted to cover fully the amount of such judgment; or

               (f) If there shall be an Event of Default under the Guaranty from David T. Chase of the Amended Note.

        8.     Remedies.

               (a) In the event that any Event of Default shall have occurred and be continuing, Bank, without demand of performance or other demand, advertisement or a notice of any kind except the notice specified below of time and place of public or private sale, to or upon Borrower or any other person (all of which demands, advertisements and notices are hereby expressly waived) may forthwith collect, receive and realize upon the Collateral, or any part thereof, and may forthwith sell, assign, give an option or options to purchase, contract to sell or otherwise dispose of and deliver the Collateral, or any part thereof, in one or more parcels, at a public or private sale or sales, any exchange, broker's board, or at any of Bank's offices or elsewhere, upon such terms and conditions as it may deem advisable and at such prices that it may deem best, for cash or on credit, or for future delivery, without assumption of any credit risk, and the purchaser of any or all of the Collateral so sold shall thereafter be the holder of the Collateral so purchased absolutely, free from any claim, encumbrance or right of any kind whatsoever. Any sale of the Collateral conducted in conformity with commercially reasonable practices of banks, insurance companies, or other financial institutions disposing of property similar to the Collateral shall be deemed to be commercially reasonable. Bank shall give Borrower at least 10 days' notice of the time and place of any public sale and at least 20 days' notice from the time after which a private sale may take place and Borrower agrees that such notices shall constitute reasonable notification of such matters. Any other requirement of notice, demand, or advertisement for sale is, to the extent permitted by law, waived.

               (b) Bank shall have the right, upon any such sale or sales, public or private, to purchase the whole or any part of the Collateral so sold, free of any right or equity of redemption in Borrower, which right or equity is hereby expressly waived and released.

               (c) Anything herein to the contrary notwithstanding, and in view of the fact that federal and state securities laws may impose certain restrictions on the method by which a sale of the securities constituting all or part of the Collateral may be effected after an Event of Default, Borrower agrees that, upon the occurrence of an Event of Default, Bank may, from time to time, attempt to sell all or any part of such securities by means of a private placement, restricting the bidders and prospective purchasers to those who will represent or agree as to their investment intent or method of resale

CUSIP NO. __ 004299 10 3__                              Page 22 of 33 Pages

or both in a manner reasonably required by Bank to assure compliance with applicable securities laws. In so doing, Bank may solicit offers to buy such securities or any part thereof, for cash, from a limited number of investors deemed by Bank, in its exclusive judgment, to be responsible parties who might be interested in purchasing such securities. If Bank has in good faith made bona fide offers to not fewer than four interested potential purchasers, then the acceptance by Bank of the highest offer obtained therefrom shall be deemed to be a commercially reasonable method of disposition (as defined in the Uniform Commercial Code of Connecticut) of such securities unless applicable law provides otherwise.

               (d) Bank shall apply the net proceeds of any such collection, recovery, receipt, appropriation, realization or sale, after deducting from the total proceeds thereof reasonable costs and expenses incurred therein or incidental to the care or safekeeping of the Collateral or any part thereof pertaining or relating to the rights of Bank hereunder, to Bank for application by it to the payment in whole or in part of the Obligations. Borrower waives all claims, damages and demands against Bank arising out of the repossession, retention or sale of the Collateral in accordance with the terms of this Agreement unless such claim arises from the negligence or willful misconduct of Bank.

               (e) In addition to the rights and remedies granted to it in this Agreement and in any other instrument or agreement securing, evidencing or relating to any of the Obligations, Bank shall have all the rights and remedies of a secured party under the Uniform Commercial Code of the State of Connecticut.

               (f) Any Pledged Securities in the possession of Bank shall be retained by Bank at all times in accordance with the terms of this Agreement and Bank shall safeguard any such Pledged Securities in accordance with prudent industry practice for the care and safeguarding of such property.

               (g) If an Event of Default shall exist, Bank may, without notice (with or without proceeding with or causing a sale or sales, or a foreclosure or foreclosures, of the Collateral or demanding performance by Borrower of its obligations owing to Bank) appropriate and apply to the payment of the Obligations any and all balances, credits, deposit accounts, reserves, or other moneys due or owing to Borrower held by Bank hereunder or otherwise.

        9. No Disposition, Etc. Borrower agrees not to sell, assign, transfer, exchange or otherwise dispose of, or grant any option with respect to, the Collateral without the prior written consent of Bank and shall not incur or permit to exist any Lien, option or any other encumbrance with respect to any of the Collateral, or any interest therein, or any proceeds thereof, except for the Lien provided for by this Agreement; provided, however, that Bank agrees not to unreasonably withhold or delay its consent to a sale of Collateral for a cash price equal to the Fair Market Value of such Collateral

CUSIP NO. __ 004299 10 3__                              Page 23 of 33 Pages

provided that the net cash proceeds from such sale will be applied first to pay any past due interest on the Amended Note, second to prepay the principal amount of the Amended Note and then to prepay any other outstanding Obligations; and provided, further, that after giving effect to such sale and the application of the net proceeds thereof, the Fair Market Value of the Collateral is not less than 110% of the outstanding balance of the Obligations at the time of such sale. Any sale of Collateral permitted hereunder shall be free and clear of Bank's security interest and liens on such Collateral, and Bank shall execute and deliver to Borrower appropriate releases of its security interest in connection with any such sale. Other than as set forth in this
Section 9, Bank shall not be required to accept any property in lieu of or in substitution for the Collateral.

        10.    Release of Pledge and Security Interest.

               (a) This Agreement and Bank's security interest in the Collateral shall automatically terminate upon the payment in full of the Obligations.

               (b) If, at any time, (i) the outstanding principal amount of the Amended Note is less than $1,670,625, (ii) the Fair Market Value of the Collateral is not less than 110% of the outstanding principal amount of the Amended Note, and (iii) no Event of Default has occurred and is continuing, then any time and from time to time thereafter (but in no event more frequently than once during each calendar quarter), upon Borrower's request, Bank shall release to Borrower (free from Bank's security interest) such portion of the Collateral as may be specified by Borrower, provided, however, that after giving effect to such release, the Fair Market Value of the Collateral shall not be less than 110% of the sum of (i) the outstanding principal amount of the Amended Note at the time of such release plus (ii) any interest accrued or scheduled to accrue on the Amended Note from the last Payment Date to the next subsequent Payment Date. Bank shall deliver to Borrower as promptly as reasonably practicable (taking into account such factors as the time required for any transfer agent to issue certificates of stock, if necessary, and such other factors as may be relevant) certificates representing the shares of Accel Stock, and evidence of the ownership of any other Collateral, released from Bank's security interest.

CUSIP NO. __ 004299 10 3__                              Page 24 of 33 Pages

               (c) Anything to the contrary notwithstanding, if as of the end of any calendar quarter, the Fair Market Value of the Collateral is less than 110% of the outstanding principal amount of the Amended Note, Borrower shall (i) pledge additional property to Bank as collateral for the Obligations (the nature and value of which property shall be acceptable to Bank in its sole discretion, it being agreed that additional Accel Stock shall be acceptable), or (ii) make a payment in respect of the Obligations such that after application of such payment or pledge of such collateral, the Fair Market Value of the Collateral is not less than 110% of the outstanding principal amount of the Amended Note. Any payment made pursuant to the preceding sentence shall constitute a prepayment of the Principal of the Amended Note, and that and any other prepayment of Principal of the Amended Note shall be applied against the Principal installments thereunder in the order of their maturity.

               (d) For purposes of this Agreement "Fair Market Value" of the Collateral shall mean (i) with respect to the Pledged Accel Stock, or any other stock traded on a nationally recognized exchange, the bid price per share of such stock, multiplied by the number of shares of such stock, and (ii) with respect to all other Collateral, the value of such Collateral as reasonably determined by Bank.

        11. Other Assurances. Borrower agrees that, at any time from time to time and upon the written request of Bank, Borrower will execute and deliver such further documents and do such further acts and things as Bank may reasonably request in order to effect the purposes of this Agreement.

        12. Perfection of Security Interest. Borrower shall, at any time from time to time and upon Bank's request, sign and deliver financing statements or other instruments with respect to the Collateral to the extent reasonably requested by Bank to perfect Bank's security interest in the Collateral. Upon the failure of Borrower to do so, Bank is authorized, as Borrower's agent, to sign any such financing statement.

        13. Affirmative Covenants. Borrower covenants that, so long as any of the Obligations remain outstanding or this Agreement is in effect:

               (a)     Borrower will deliver or cause to be delivered to Bank
(i) within one-hundred twenty (120) days after the close of each fiscal year of Borrower and CIHC, a balance sheet of Borrower and CIHC, respectively, as of the close of such fiscal year and statements of income and retained earnings and statement of cash flows for the year then ended prepared in accordance with generally accepted accounting principles consistently applied and certified as correct by Borrower's chief financial officer, and (ii) within ninety (90) days after the close of each fiscal quarter of Borrower and CIHC, a balance sheet of Borrower and CIHC, respectively, as of the close of such fiscal quarter and statements of income and retained earnings for the quarter then ended, prepared on the same basis as the annual statements but subject to normal year end adjustments and certified as correct by Borrower's chief financial officer;

               (b) Borrower shall, at its own expense, defend Bank's right, title, and security interest in and to the Collateral against the claims of any person, firm, corporation or other entity; and

CUSIP NO. __ 004299 10 3__                              Page 25 of 33 Pages

               (c) Borrower shall promptly deliver to Bank all written notices received by Borrower with respect to the Collateral either (i) upon the written request of Bank or (ii) which relate to any matter which would have a material adverse effect on the value of the Collateral.

        14. Notices. All notices, requests and demands required to be delivered under this Agreement shall be in writing, and if transmitted by first class mail, return receipt requested, shall be deemed to have been duly given three business days after the date deposited in the U.S. mails, and if given by telex, telecopier or Federal Express, Express Mail or other similar overnight air express service, shall be deemed to have been duly given on the date sent. Any notice transmitted by telex or telecopier shall be confirmed by duplicate notice sent by overnight air express service. Any such notice, request or demand shall be addressed:

               (a) if to Borrower, to it at American Ranger, Inc., One Commercial Plaza, Hartford, Connecticut 06103, Attention: Cheryl Chase Freedman, Esq., with a copy to Kronish, Lieb, Weiner & Hellman, 1114 Avenue of the Americas, New York, New York 10036-7798, Attention: Chet F. Lipton, Esq.; or

               (b) if to Bank, to it at One Commercial Plaza, Hartford, Connecticut 06103, Attention: John Ursone, with a copy to Hebb & Gitlin, One State Street, Hartford, Connecticut 06103, Attention: Jack Gillies, Esq.; or

               (c) to either party hereto at such other address as may have been furnished in writing for such purposes by such party.

        15. Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render such provision unenforceable in any other jurisdiction.

        16. Waiver: Cure or Remedies. No act, delay or omission by Bank shall be deemed to be a waiver of any of Bank's rights or remedies hereunder and shall not be valid unless in writing, signed by Bank, and then only to the extent therein set forth. A waiver by Bank of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which Bank would otherwise have on any future occasion. No failure to exercise, nor any delay in exercising, on the part of Bank, any right, power or privilege hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof, or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and may be exercised singly or concurrently, though not exclusive of any rights or remedies provided by law.

CUSIP NO. __ 004299 10 3__                              Page 26 of 33 Pages

        17. Waivers: Amendments: Applicable Law. None of the terms or provisions of this Agreement may be amended except by an instrument in writing, duly executed by the parties hereto. This Agreement and all Obligations of the parties shall be binding upon the permitted successors and assigns of the parties and shall, together with the rights and remedies of Bank hereunder, inure to the benefit of Bank and its successors and assigns. This Agreement shall be governed by, and be construed and interpreted in accordance with, the laws of the State of Connecticut, without giving effect to conflicts of laws principles.

        18. Expenses. Borrower shall pay to Bank all expenses (including court costs and reasonable attorneys' fees and disbursements) of, or incident to, the enforcement of any of the provisions hereof and all other charges due against the Collateral (but not including fees of any trustee, custodian or agent holding the Collateral or any part thereof other than reimbursement for direct out-of-pocket costs), taxes, assessments and other amounts secured by security interests, Liens or encumbrances upon the Collateral and any expenses, including transfer or other taxes, arising in connection with any sale, transfer, collection or other disposition of the Collateral.

        19. Survival. All warranties, representations, and covenants made by Borrower herein or in any certificate or other document or instrument delivered by it or on its behalf under this Agreement shall be considered to have been relied upon by Bank and shall survive the delivery to Bank of the Collateral. All statements in any such certificate or other instrument shall constitute warranties and representations by Borrower hereunder. This Agreement shall be binding upon Borrower and its successors and assigns, and shall inure to the benefit of and be enforceable by Bank and its successors and assigns.

        20. Counterparts. This Agreement may be executed and delivered in any number of counterparts, each of such counterparts constituting an original but all together one and the same Agreement.

        21. Jurisdiction. Borrower and Bank agree that any action or proceeding to enforce or arising out of this Agreement may be commenced in any court located within the County of Hartford and the State of Connecticut, including any federal district court located within the County of Hartford and the State of Connecticut, and Borrower and Bank consent and submit in advance to such jurisdiction and agree that venue will be proper in such courts on any such matter. Borrower and Bank hereby waive personal service of process and agree that a summons and complaint commencing an action or proceeding in any such court shall be properly served and shall confer personal jurisdiction if served by registered or certified mail, return receipt requested. The choice

CUSIP NO. __ 004299 10 3__                              Page 27 of 33 Pages

of forum set forth in this paragraph shall not be deemed to preclude the enforcement of any judgment obtained in such forum, or the taking of any action under this Agreement to enforce the same, in any appropriate jurisdiction.

        22.    Prejudgment Remedy.  THE BORROWER ACKNOWLEDGES THAT THE
LOAN IS A COMMERCIAL TRANSACTION AND NOT A CONSUMER TRANSACTION AND WAIVES ANY RIGHTS TO NOTICE AND HEARING UNDER CHAPTER 903a OF GENERAL STATUTES OF CONNECTICUT, NOW OR HEREAFTER AMENDED, OR ANY SUCCESSOR ACT THERETO, WITH RESPECT TO ANY PREJUDGMENT REMEDY WHICH BANK MAY DESIRE TO USE.

        23.    Waiver of Trial By Jury.  BORROWER AND BANK EXPRESSLY WAIVE
ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH, OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF BORROWER AND BANK WITH RESPECT TO THIS AGREEMENT OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH, OR THE TRANSACTIONS RELATED HERETO OR THERETO IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT OR TORT OR OTHERWISE; AND BORROWER AND BANK HEREBY AGREE AND
CONSENT THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT BORROWER OR BANK MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT TO THE WAIVER OF THE RIGHT TO TRIAL BY JURY.

        24. Assignment by Bank. Bank may sell, assign or transfer all or any part of its rights under this Agreement and the Amended Note and all related agreements, instruments and documents provided Borrower is given notice of such sale as soon as practicable and the transferee agrees to perform the obligations of Bank.

        25. Old Agreements Superseded. This Agreement amends and restates and wholly supersedes the Old Loan Agreement, the Old Security Agreement and all other agreements between Borrower and Bank with respect to the Loan (other than the Amended Note).

CUSIP NO. __ 004299 10 3__                              Page 28 of 33 Pages

        IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first above written.

                                             AMERICAN RANGER, INC.


                                             By:  /s/ David T. Chase

                                             Title:   President

CUSIP NO. __ 004299 10 3__                              Page 29 of 33 Pages



                                             ADVEST BANK


                                             By: /s/ John R. Ursone

                                             Title: Senior Vice President


                                             By:


                                             Title:

CUSIP NO. __ 004299 10 3__                              Page 30 of 33 Pages

                                     AMENDED AND RESTATED NOTE

$2,025,000.00                                Dated as of June 30, 1994
                                             Hartford, Connecticut

               FOR VALUE RECEIVED, the undersigned, AMERICAN RANGER, INC., a Delaware corporation (hereinafter referred to as "Maker") promises to pay to the order of ADVEST BANK (hereinafter referred to as "Bank"), at its office at One Commercial Plaza, Hartford, Connecticut 06103, or at such other place as the holder hereof (including the Bank, hereinafter referred to as the "Holder") may from time to time designate, the principal sum of TWO MILLION TWENTY-FIVE THOUSAND AND 00/100 DOLLARS ($2,025,000) in installments as set forth below, together with interest from the date hereof on the unpaid principal of this Note at the rate set forth below.

               The principal amount of this Note shall (subject to acceleration and prepayment) be payable in eleven consecutive quarterly installments (due on the 16th day of each January, April, July and October) as follows: the first three principal installments (due on July 16, 1994, October 16, 1994 and January 16, 1995) shall each be in the amount of $90,000.00; the next four principal installments (due April 16, 1995, July 16, 1995, October 16, 1995 and January 16, 1996) shall each be in the amount of $175,000.00; the next three principal installments (due April 16, 1996, July 16, 1996 and October 16, 1996) shall be in the amount of $263,750.00; and the last principal installment shall be in the amount of the then unpaid principal balance of this Note and shall be due and payable on January 16, 1997, together with all unpaid interest accrued through that date. Maker may, at its option, prepay the principal amount of this Note in whole or in part at any time and from time to time without advance notice and without any premium or penalty.

               Interest on this Note shall be due and payable quarterly in arrears on the 16th day of each January, April, July and October commencing July 16, 1994, until the entire principal balance of the indebtedness evidenced by this Note shall have been paid in full. The unpaid principal of this Note shall bear interest from the date hereof at a variable rate equal to 1/2 of 1% per annum above the Prime Rate (as defined below). Each change in the fluctuating interest rate provided in this Note, if and when applicable as provided above, shall take effect simultaneously with the corresponding announcement or publication of a change in the Prime Rate. By its acceptance of this Note, Bank acknowledges and agrees that interest accrued on the loan evidenced by this Note has been paid through the date hereof.

               Interest shall be calculated on the daily unpaid principal balance of this Note based on a 360-day year, provided that interest shall be due for the actual number of days elapsed during the period for which interest is being charged.

CUSIP NO. __ 004299 10 3__                              Page 31 of 33 Pages

               The term "Prime Rate" as used in this Note shall mean and refer to the Prime Rate quoted in The Wall Street Journal as the base rate on corporate loans of large U.S. money center commercial banks. If The Wall Street Journal discontinues publishing the Prime Rate, then the Prime Rate shall be determined by reference to any other nationally recognized published source designated by Holder and acceptable to Maker which publishes the prime rate charged by large U.S. money center commercial banks. If Maker and Holder are unable to agree on a substitute for the Prime Rate, then the Prime Rate shall be deemed to equal 1/2 of 1% per annum below the Base Rate (as defined below).

               The term "Base Rate" as used in this Note shall mean and refer to the base rate of Bank as announced from time to time by Bank. It is expressly agreed that the use of the term Base Rate in this Note is not intended to nor does it imply that said rate of interest is a preferred rate of interest, Bank's lowest rate of interest charged to its customers or one offered by Bank to its most creditworthy customers. If the aforesaid Base Rate of Bank shall be discontinued or for any reason Bank shall not be able to determine the Base Rate during any period when the interest rate hereunder is to be determined by reference to the Base Rate, then Holder shall select a reasonable substitute method of determining the Base Rate and shall notify Maker of such selection, which method shall, in Holder's estimation, yield results substantially similar to those that would have been yielded if the aforesaid Base Rate of Bank were still available for such purpose.

               This Note amends and restates in its entirety and is issued in substitution for (but not in cancellation of) that certain Amended and Restated Note dated as of March 31, 1992 in the original principal amount of $3,500,000.00 (the outstanding principal amount of which, as of the date hereof, is equal to the principal amount of this Note) and is subject to all of the provisions of an Amended and Restated Loan, Security and Pledge Agreement dated as of the date of this Note (the "Amended Security Agreement") between Maker and Bank, including those providing for acceleration of this Note upon the occurrence of an Event of Default (as defined therein) and mandatory and optional prepayments.

               Each and every maker, endorser, guarantor and surety of this Note and all others who may become liable for all or any part of this obligation do hereby waive demand, presentment for payment, protest, notice of protest, and notice of non-payment (except as specified in the Guaranty of David T. Chase) of this Note, and do hereby consent to any number of renewals or extensions of the time of payment hereof, and agree that any such renewals or extensions may be made without notice to any of said parties and without affecting their liability hereon and further consent to the release of any part or parts or all of any security for the payment hereof and to the release of any party or parties liable hereon, all without affecting the liability of the other persons, firms, or corporations liable for the payment of this Note.

CUSIP NO. __ 004299 10 3__                              Page 32 of 33 Pages

               After maturity or default, Maker shall pay interest at the rate two percent (2%) higher than the otherwise applicable rate.

               Upon the occurrence of an Event of Default as defined in the Amended Security Agreement, the Maker and any endorser hereof gives Holder a lien and right of set off, for all of Maker's liabilities hereunder upon or against all deposits, credits and property of each maker, endorser or guarantor now or hereafter in the possession or control of Holder or in transit to it.

               THE MAKER AND ANY ENDORSER AND SURETY ACKNOWLEDGES THAT THIS BORROWING IS A COMMERCIAL TRANSACTION AND NOT A CONSUMER TRANSACTION AND WAIVES ANY RIGHTS TO NOTICE AND HEARING UNDER CHAPTER 9O3a OF GENERAL STATUTES OF CONNECTICUT NOW OR HEREAFTER AMENDED, OR ANY SUCCESSOR ACT THERETO, WITH RESPECT TO ANY PREJUDGMENT REMEDY WHICH HOLDER MAY DESIRE TO USE.

               In no event shall the rate of interest hereon exceed the highest rate allowed by the applicable usury statutes of the State of Connecticut, and any portion of any interest payment hereunder in excess of such highest rate allowed shall be applied toward partial repayment of principal.

               This Note shall be governed by and construed in accordance with laws of the State of Connecticut.

               The undersigned agrees that any action or proceeding to enforce or arising out of this Note may be commenced in any court located within the County of Hartford, the State of Connecticut, including any federal district court located within the County of Hartford, the State of Connecticut, and the undersigned consents and submits in advance to such jurisdiction and agrees that venue will be proper in such courts on any such matter. The undersigned hereby waives personal service of process and agrees that a summons and complaint commencing an action or proceeding in any such court shall be properly served and shall confer personal jurisdiction if served by registered or certified mail, return receipt requested to the undersigned. The choice of forum set forth in this paragraph shall not be deemed to preclude the enforcement of any judgment obtained in such forum, or the taking of any action under this Note to enforce the same, in any appropriate jurisdiction.

               THE UNDERSIGNED EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY
JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS NOTE OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH, OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL

CUSIP NO. __ 004299 10 3__                              Page 33 of 33 Pages

TO THE DEALINGS OF THE HOLDER AND THE UNDERSIGNED HERETO OR ANY OF THEM WITH RESPECT TO THIS NOTE OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH, OR THE TRANSACTIONS RELATED HERETO OR THERETO IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER

SOUNDING IN CONTRACT OR TORT OR OTHERWISE; AND THE UNDERSIGNED HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT THE HOLDER OR THE UNDERSIGNED MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS NOTE WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT TO THE WAIVER OF THE RIGHT TO TRIAL BY JURY.

                                             AMERICAN RANGER, INC.

                                             By: /s/ David T. Chase
                                             Name:  David T. Chase
                                             Title:    President